Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

July 24, 2017

Mr. William H. Thompson
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-7850

Dear Mr. Thompson:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to the additional comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated July 11, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017.  The numbering of the paragraph below corresponds to the numbering of the Staff’s question, the text of which is incorporated into this response letter for your convenience.

Consolidated Statements of Income, page 40

1.
We read your response to comment 3.  Please clarify if the terms of the redemption feature of the non-controlling interest are considered in the attribution of net income in accordance with ASC 810-10-45-21.  The guidance in ASC 480-10-S99-3A implies you should consider the fair value adjustments in your calculation of net income attributable to the parent company.  Please advise.

Response:

Under the terms of the shareholders’ agreement (the “Shareholders’ Agreement”) for our consolidated subsidiary, Centuri Construction Group, Inc. (the “Subsidiary”) dated July 31, 2015, there are a total of 103.52 shares outstanding, of which 3.52 shares (3.4%) of the Subsidiary’s outstanding shares are owned by the “Noncontrolling Interest Holder.”  The shares issued by our Subsidiary are in the form of a single class of common stock that entitles the controlling and noncontrolling interest holders

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com

Mr. William H. Thompson
July 24, 2017

identical liquidation and dividend rights.  The shares held by the Noncontrolling Interest Holder are neither preferred stock in form nor preferred stock in substance.

However, the terms of the Shareholders’ Agreement do provide the Noncontrolling Interest Holder a fair value redemption feature.  Under the terms of the redemption feature, our consolidated Subsidiary may be required to purchase all or a portion of the noncontrolling interest at fair value at specified dates if elected by the Noncontrolling Interest Holder.

The Company acknowledges the general and specific guidance contained within ASC 480-10-S99-3A.  As it relates to the redeemable noncontrolling interests and the redemption feature, it should be emphasized that: (1) the shares subject to redemption are a noncontrolling interest in the form of common stock; and (2) the redemption price, as set forth in the Shareholders’ Agreement, is the fair market value of the purchased shares (i.e., not based on a formula or fixed price).

Therefore, the Company considered the guidance in ASC 480-10-S99-3A paragraph 22b, which states (emphasis added):

b. Noncontrolling interest in the form of common stock instrument. Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a fair value redemption feature do not impact earnings per share. Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a non-fair value redemption feature do impact earnings per share; however, the manner in which those adjustments reduce or increase income available to common stockholders of the parent may differ. FN20 If the terms of the redemption feature are fully considered in the attribution of net income under Paragraph 810-10-45-21, application of the two-class method is unnecessary. If the terms of the redemption feature are not fully considered in the attribution of net income under Paragraph 810-10-45-20, application of the two-class method at the subsidiary level is necessary in order to determine net income available to common stockholders of the parent.

In accordance with paragraph 22b above, management has not adjusted net income, comprehensive income, or earnings per share in connection with fair value adjustments to the carrying amount of the noncontrolling interest.  This is consistent with the principle described in paragraph 21 of ASC 480-10-S99-3A which differentiates fair value and other than fair value redemption features and notes that “to the extent that a common shareholder has a contractual right to receive at share redemption…an amount that is other than the fair value of the issuer's common shares, then that common shareholder has, in substance, received a distribution different from other common shareholders.”  Said differently, it is our understanding that the SEC staff would not

Mr. William H. Thompson
July 24, 2017

expect an adjustment to earnings per share for a redemption at fair value because it does not amount to a distribution different from other common shareholders.

As it relates to ASC 810-10-45-21, which prescribes a methodology of allocating losses, we note that the Subsidiary did not incur annual losses during any of the three years in the period ended December 31, 2016.  As noted in paragraph 22b above, the consideration of the redemption feature applies to non-fair value redemption features associated with noncontrolling interests.

Management recognizes the complexities associated with ASC 480-10-S99 and, therefore, in future filings, management will include a specific reference in the notes that “the redemption price of the redeemable noncontrolling interest is at fair value.”  Management will continue to assess the fair value at each balance sheet reporting date.

It should be noted that the redeemable noncontrolling interest on the Company’s balance sheet at December 31, 2014, 2015, and 2016 is approximately 1% of total equity.  Additionally, the fair value adjustments made to the carrying value of the noncontrolling interests were approximately 1% in 2014, 3% in 2015, and 4% in 2016 when compared to consolidated net income for each such year.

If you have any questions or comments on this response, please contact me at (702) 876-7120.

Sincerely,

/s/ Gregory J. Peterson

sw

c: Anthony W. Watson, U.S. Securities and Exchange Commission
  Roy R. Centrella, Southwest Gas Corporation